UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-34804

ASIA ENTERTAINMENT & RESOURCES LTD.

(Translation of registrant’s name into English)

Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

Asia Entertainment & Resources Ltd. (the “Company”) is filing this Report of Foreign Private Issuer on Form 6-K to report the following to its investors:

•	On May 20, 2011, Sylvia Lee purchased 20,000 of the Company’s shares for an average price per share of $7.30.

The Company is filing this Report of Foreign Private Issuer at the request of Sylvia Lee so that the Company’s investors can be aware of these transactions.  These transactions are being disclosed on a voluntary basis and neither Sylvia Lee, nor any other of the Company’s officers, directors or affiliates, are required to, or undertake any obligation to, report any future transactions of the Company’s securities to the Company or the public except as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 25, 2011	ASIA ENTERTAINMENT & RESOURCES LTD.

	By:	/s/ Li Chun Ming Raymond
Name: Li Chun Ming Raymond
Title: Chief Financial Officer